Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Record Q3 Results

Strong growth in audio, video, remotes propels quarterly revenue past half billion dollar mark for the first time in the Company’s history

FREMONT, Calif., Jan. 18, 2006 and ROMANEL-SUR-MORGES, Switzerland, Jan. 19, 2006 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today posted record financial results for the third quarter of FY 2006, its twenty-ninth consecutive quarter of double-digit sales growth.

For Logitech’s third quarter of FY 2006, ended December 31, 2005, sales were $574 million, up 19 percent from $484 million in the same quarter last year. Operating income was $80.7 million, up 10 percent from $73.6 million last year. Net income for the quarter was $71.3 million ($.71 per share), up 11 percent from $64.2 million ($.66 per share) in the prior year. Gross margin was 32.3 percent, down from 34.8 percent in Q3 FY 2005, and up sequentially from 31.4 percent in Q2 FY 2006.

Logitech’s retail sales in the third quarter were up 19 percent over the prior year, driven by strong demand for audio, video and remote-control products. Retail sales growth was 15 percent in EMEA, 26 percent in the Americas and 20 percent in Asia Pacific. The Company’s OEM sales were up 15 percent over last year, primarily due to sales of mice.

“Our strong sales growth during the important holiday-buying season confirms that Logitech is successfully executing our strategy to ride the wave of key consumer trends – the popularity of digital music, the pervasiveness of broadband connectivity, and the evolving role of the PC as an entertainment and communication platform,” said Guerrino De Luca, Logitech president and chief executive officer. “Our audio and video products continue to be key growth drivers. And the Harmony remotes product line has established itself as an additional driver, with significant future opportunities.

“Even with audio representing a higher proportion of the retail product mix compared to the previous two quarters, we still achieved a sequential increase in gross margin of nearly 100 basis points, due in part to continued improvements in the audio category.”

Highlights for Logitech’s Q3 FY 2006

•	Retail sales of Logitech’s video products grew 44 percent year-over-year, reflecting the increasing use of video communications over the Internet and demand across the full line of Logitech’s webcams, including the new QuickCam® Fusion.

•	Fueled by the growing popularity among consumers of audio communications over the Internet, using services such as Skype’s, Logitech’s retail sales of PC headsets grew by 90 percent year-over-year.

•	Retail sales of Logitech speakers grew by 144 percent compared to the same quarter last year. The mm50 portable speakers for iPod® were a significant growth driver for the Company’s booming speaker business, achieving the highest-ever revenue for any Logitech speaker product in a single quarter.

•	Retail sales momentum continued to accelerate across the range of Logitech® Harmony® universal remote controls, with the Harmony 880 remaining the strongest performer.

•	Enthusiastic market response to the Logitech G7 Laser Cordless Mouse and the G5 Laser Mouse resulted in retail sales of Logitech’s gaming mice nearly doubling, compared to the same quarter last year.

Outlook

For the current fiscal year, ending March 31, 2006, the Company targets sales growth of at least 20 percent for the full fiscal year, compared to its previous target of 18-20 percent. The Company continues to expect operating income growth for the full fiscal year to exceed 15 percent and gross margin to be at the low end of the company’s long-term target range of 32 to 34 percent.

The company also provided preliminary financial targets for Fiscal Year 2007, ending March 31, 2007, of 15 percent year-over-year growth in sales and operating income, excluding the impact of new accounting for expensing stock-related compensation.

Earnings Teleconference

Logitech will hold an earnings teleconference on Thursday, Jan. 19, 2006 at 14:00 Central European Time/8:00 a.m. Eastern Standard Time/5:00 a.m. Pacific Standard Time. A live webcast and replay of the teleconference, including presentation slides, will be available at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements regarding expected sales, operating income and gross margin for Fiscal Year 2006, long-term gross margin target range and sales and operating income growth for Fiscal Year 2007. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to introduce successful products in a timely manner, the effect of pricing, product, marketing and other initiatives by our competitors and our reaction to them on our sales, gross margins and profitability, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, the sales mix between our lower- and higher-margin products, consumer demand for our products and our ability to accurately forecast it, as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the fiscal year ended March 31, 2005, and our quarterly reports on Form 6-K, available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

The operating income target for Fiscal Year 2007 excluding stock-related compensation is a non-GAAP financial measure under new accounting rules that require the expensing of stock-related compensation effective for Logitech beginning with its next fiscal year, starting April 1, 2006. Under these rules, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. Logitech is in the process of making these determinations and as a result at this time management is unable to provide a non-GAAP to GAAP reconciliation of its Fiscal Year 2007 operating income target.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

(LOGI – IR)

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended December 31,
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$573,856	$483,816
Cost of goods sold	388,349	315,488

Gross profit	185,507	168,328

% of net sales	32.3%	34.8%

Operating expenses:
Marketing and selling	66,380	61,020
Research and development	22,380	19,160
General and administration	16,074	14,547

Total operating expenses	104,834	94,727

Operating income	80,673	73,601

Interest income, net	1,182	233
Other income, net	1,108	1,682

Income before income taxes	82,963	75,516
Provision for income taxes	11,615	11,327

Net income	$71,348	$64,189

Shares used to compute net income per share and ADS:
Basic	92,897	87,657
Diluted	100,190	98,353
Net income per share and ADS:
Basic	$0.77	$0.73
Diluted	$0.71	$0.66

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Nine Months Ended December 31,
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$1,330,659	$1,079,978
Cost of goods sold	905,418	711,515

Gross profit	425,241	368,463

% of net sales	32.0%	34.1%

Operating expenses :
Marketing and selling	170,376	149,822
Research and development	64,889	53,342
General and administration	45,836	40,575

Total operating expenses	281,101	243,739

Operating income	144,140	124,724

Interest income (expense), net	2,460	(282)
Other income, net	4,545	3,831

Income before income taxes	151,145	128,273
Provision for income taxes	21,163	19,240

Net income	$129,982	$109,033

Shares used to compute net income per share and ADS:
Basic	90,267	88,521
Diluted	100,040	99,035
Net income per share and ADS:
Basic	$1.44	$1.23
Diluted	$1.31	$1.12

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on June 30, 2005.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	December 31, 2005	March 31, 2005	December 31, 2004
Current assets
Cash and cash equivalents	$276,872	$341,277	$245,967
Accounts receivable	370,048	229,234	295,816
Inventories	257,577	175,986	186,003
Other current assets	49,631	50,364	46,229

Total current assets	954,128	796,861	774,015
Investments	16,703	16,793	16,715
Property, plant and equipment	68,886	52,656	47,674
Intangible assets
Goodwill	135,399	134,286	134,807
Other intangible assets	12,335	15,816	17,504
Other assets	1,856	2,460	3,275

Total assets	$1,189,307	$1,018,872	$993,990

Current liabilities
Short-term debt	$14,061	$9,875	$10,283
Accounts payable	242,641	177,748	189,063
Accrued liabilities	174,864	156,575	157,362

Total current liabilities	431,566	344,198	356,708
Long-term debt	16	147,788	155,485
Other liabilities	949	737	876

Total liabilities	432,531	492,723	513,069

Shareholders’ equity	756,776	526,149	480,921

Total liabilities and shareholders’ equity	$1,189,307	$1,018,872	$993,990

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended December 31,		Nine Months Ended December 31,
SUPPLEMENTAL FINANCIAL INFORMATION	2005	2004	2005	2004
Depreciation	$7,720	$6,702	$23,475	$18,858
Amortization of other acquisition-related intangibles	1,160	1,654	3,481	4,635
Operating income	80,673	73,601	144,140	124,724
Operating income before depreciation and amortization	89,553	81,957	171,096	148,217
Capital expenditures	13,531	9,194	37,617	27,522

Net sales by channel:
Retail	$516,575	$433,840	$1,169,645	$942,235
OEM	57,281	49,976	161,014	137,743

Total net sales	$573,856	$483,816	$1,330,659	$1,079,978

Net sales by product family:
Retail - Cordless	$148,336	$158,625	$333,706	$336,275
Retail - Corded	86,821	91,000	233,126	220,201
Retail - Video	82,401	57,309	192,238	151,188
Retail - Audio	117,602	51,405	247,000	106,011
Retail - Gaming	56,552	66,639	108,136	107,823
Retail - Other	24,863	8,862	55,439	20,737
OEM	57,281	49,976	161,014	137,743

Total net sales	$573,856	$483,816	$1,330,659	$1,079,978